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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        Home Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437305105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Marc D. Hauser
                        Equity Group Investments, L.L.C.
                       2 North Riverside Plaza, Suite 600
                             Chicago, Illinois 60606
                                 (312) 466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 43705105                   13D/A                     Page 2 of 7 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.  FEIN 36-6934126
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)

(a) [_]
(b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          650,720
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            650,720
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

650,720
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

8.26% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 3 of 7 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc.  FEIN 36-3716786
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)

(a) [_]
(b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          13,280
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            13,280
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

13,280
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

0.17% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                  Page 4 of 7 Pages

This amendment amends the Schedule 13D dated December 27, 2001 (the "Schedule 13D") filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock"), and Zell General Partnership, Inc., an Illinois corporation ("ZGP"; together with Samstock, the "Reporting Persons"), with respect to the common stock, $0.01 par value (the "Common Stock"), of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632. Items 4, 6 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following thereto:

On October 15, 2004, with the prior permission of the Special Committee of the Board of Directors of the Issuer, EGI and the other Investors delivered a revised written proposal for the acquisition of the Issuer's outstanding Common Stock (the "Revised Proposal"). The Revised Proposal contemplates that the acquisition would be accomplished by means of a tender offer for all shares of the Issuer's outstanding Common Stock, subject to a minimum tender of seventy percent (70%) of the outstanding shares of Common Stock, for $2.25 per share in cash (the "Tender Offer"). The Revised Proposal replaces and supersedes, in its entirety, the proposal letter dated September 23, 2004, submitted by the Investors to the Special Committee (the "Prior Proposal").

Unlike the Prior Proposal, the Revised Proposal does not contemplate a merger or consolidation and thus is not conditioned on any agreement with any holder of notes outstanding under the Issuer's Indenture dated as of May 14, 1998, with HSBC Bank, USA, as Trustee.

In connection with the Tender Offer, the Reporting Persons would roll-over their existing equity interest in the Issuer, and an EGI affiliate would invest additional equity capital along side the other Investors. One of the other Investors, Joseph Gantz, has advised the Reporting Persons that he beneficially owns 1,530 shares of the Issuer's Common Stock, but none of the Reporting Persons or EGI has voting or dispositive power or any other rights in respect of such shares.

The Investors intend that the Revised Proposal will result in a "Superior Company Proposal" for purposes of the Existing Agreement, which would require the Issuer to terminate the Existing Agreement and enter into a new agreement with an acquisition vehicle to be formed by the Investors providing for the Tender Offer. In any event, should the Existing Agreement and the transactions contemplated thereby be brought to a vote of Issuer's shareholders, the Reporting Persons intend to vote all of their shares of Common Stock against the Existing Agreement and such transactions. A copy of the Revised Proposal is attached hereto as Exhibit 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Joint Filing Agreement attached hereto as Exhibit 1, the Investors' proposal attached hereto as Exhibit 2, the Confidentiality Agreement attached hereto as Exhibit 3, and the Revised Proposal attached hereto as
Exhibit 4, neither Reporting Person, nor, to the best knowledge of the Reporting Persons, SIT, EGI or Chai or any of the persons set forth in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

         Exhibit 4 -       Letter dated October 15, 2004, from Equity Group
                           Investments, L.L.C. and certain other potential investors addressed to the Special Committee of the Board of Directors of Home Products
                           International, Inc.

CUSIP No. 43705105                   13D/A                   Page 5 of 7 Pages


                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 15, 2004


SAMSTOCK/SIT, L.L.C.,
a Delaware limited liability company

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President


ZELL GENERAL PARTNERSHIP, INC.,
an Illinois corporation

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President

CUSIP No. 43705105                   13D/A                   Page 6 of 7 Pages

                                    EXHIBIT 4

October 15, 2004

Special Committee of the
Board of Directors
Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632

Gentlemen:

Equity Group Investments, L.L.C. ("EGI"), Triyar Capital, LLC ("Triyar") and Joseph Gantz (together, the "Investors") are pleased to submit this proposal, with your prior permission, for a tender offer (the "Tender Offer"), by a company to be formed by them ("Newco"), for all shares of the Company's outstanding common stock, subject to a minimum tender of 70% of the outstanding shares, for $2.25 per share in cash (the "Purchase Price"). This proposal replaces and supercedes, in its entirety, the proposal letter dated September 23, 2004, submitted by the Investors (the "Prior Proposal").

This proposal is not conditioned on any agreement with any holder of notes outstanding under the Indenture (defined below).

As you may know, EGI is a Chicago-based private investment firm headed by Samuel Zell. EGI affiliates own 664,000 shares of the Company's common stock. As part of this proposed transaction, EGI is willing to roll-over its existing shares as well as invest additional equity capital alongside Triyar and Mr. Gantz. EGI intends to vote its shares against the Existing Agreement (as defined below). Triyar is a Los Angeles-based private equity fund. Triyar was founded in 1995 by the Yari family and specializes in value and special situation investments. Mr. Gantz is a former member of the Board of Directors of the Company and possesses extensive operating experience in the plastics industry. In addition, Mr. Gantz is a permitted holder, as defined in the Indenture (as defined below).

This proposal is intended to constitute a "Company Takeover Proposal" for purposes of the Agreement and Plan of Merger dated as of June 2, 2004 by and between JRT Acquisition, Inc. and the Company (the "Existing Agreement"). The Investors expect this proposal will result in (i) a "Superior Company Proposal" for purposes of the Existing Agreement, (ii) the Company terminating the Existing Agreement pursuant to Section 8.05(b) thereof and (iii) substantially contemporaneously therewith, the Company entering into a new agreement (the "Successor Agreement") with Newco providing for the Tender Offer.

The Investors are very excited about our proposal. But for a very few new issues raised by the Company's most recent draft Company Disclosure Letter delivered to the Investors late this week, the Investors have completed their due diligence review. We look forward to continuing to have the Company's full cooperation and full access to its relevant data and personnel and expect to resolve these remaining issues expeditiously.

As you know, we are in agreement with the Special Committee on the final form of a definitive agreement reflecting the Prior Proposal, except for a couple of issues. We are now preparing a revision of that document to reflect changes in the mechanics of the acquisition and, except for conforming changes, the Successor Agreement will not differ substantively from the form of a definitive agreement reflecting the Prior Proposal. We reaffirm our previous commitment to negotiate in good faith and we will use all reasonable efforts to resolve any issues by October 19, 2004.

The Investors anticipate that we can structure the Tender Offer and capitalize Newco in a manner similar to the structure we had discussed with your counsel in connection with our Prior Proposal. We believe that our proposed structure does not constitute a "Change of Control" under, and thus will not trigger the mandatory redemption provisions of, the Company's Indenture dated as of May 14, 1998, HSBC Bank, USA as Trustee (the "Indenture").

In view of the change-in-control provisions of the Company's current credit agreement with Bank of America Business Capital (f/k/a Fleet Capital Corporation) (the "Lender"), the Investors will need to negotiate with the Lender a mutually acceptable amendment to that agreement to take effect at the closing of the Tender Offer. The Lender has provided us a signed commitment letter relating to the acquisition of the Company pursuant to our Prior Proposal, and we will confirm with the Lender immediately that it does not object to the change in structure of our acquisition proposal.

CUSIP No. 43705105                  13D/A                   Page 7 of 7 Pages

This current proposal is not conditioned on any agreement with James R. Tennant, the Company's CEO and Chairman. The Investors expect that, in connection with the Tender Offer, holders of the Company's outstanding stock options which are in the money by reference to the Purchase Price will be offered a cash-out for the spread. Pending the execution of the Successor Agreement, this proposal is non-binding.

Please feel free to contact Ellen Havdala at EGI, directly or through your advisers, if you need any clarification of the above or wish to discuss it. We look forward very much to working with you.


Very truly yours

EQUITY GROUP INVESTMENTS, L.L.C.

By: /s/
Ellen Havdala, Managing Director

TRIYAR CAPITAL, LLC

By: /s/
Mark Weber, Managing Director

/s/
JOSEPH GANTZ